                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
                                                                                              Twelve
                                                                                              Months
                                                        Year Ended December 31,               Ended
                                          1995       1996       1997       1998       1999    3/31/00
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 43,410   $ 41,209   $ 39,678   $ 35,910   $ 31,442   $ 29,289
  Interest on Other Long-term Debt. . .   23,564     20,100     21,064     27,457     38,623     43,131
  Interest on Short-term Debt . . . . .    2,003      2,982      3,248      4,903      9,207     12,548
  Miscellaneous Interest Charges. . . .    3,472      3,262      3,187      3,113      6,754      4,032
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   82,700     82,600     79,700     79,300     73,800     73,800
       Total Fixed Charges. . . . . . . $155,149   $150,153   $146,877   $150,683   $159,826   $162,800

Earnings:
  Net Income. . . . . . . . . . . . . . $141,092   $157,153   $146,740   $ 96,628   $ 32,776   $(23,847)
  Plus Federal Income Taxes . . . . . .   55,990     76,899     74,223     47,210     18,866    (11,004)
  Plus State Income Taxes . . . . . . .    7,058      9,270      7,519      4,938     (7,352)    (9,198)
  Plus Fixed Charges (as above) . . . .  155,149    150,153    146,877    150,683    159,826    162,800
       Total Earnings . . . . . . . . . $359,289   $393,475   $375,359   $299,459   $204,116   $118,751

Ratio of Earnings to Fixed Charges. . .     2.31       2.62       2.55       1.98       1.27       0.73